SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 26, 2009
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

Explanatory Note
This Report on Form 6-K contains a press release of Qimonda AG, dated February 23, 2009, announcing intensified talks with potential buyers, the filing for creditor protection under Chapter 11 of the US subsidiaries Qimonda North America Corp. and Qimonda Richmond L.L.C., its importance as a high tech location for Germany and the statutory insolvency payments to its employees, which is hereby incorporated by reference into the Registration Statement on Form F-3, Registration No. 333-145983.

Talks with potential buyers intensified — Qimonda’s particular importance for Germany as a high-tech location — Statutory insolvency payments made to employees
Munich, Germany — February 23, 2009 — Qimonda AG (OTC: QMNDQ) has maintained liquidity since applying to open insolvency proceedings on January 23, 2009, thus fulfilling the requirement necessary in order to continue operation preliminarily. At the same time, the Qimonda management and a team working for the preliminary insolvency administrator Dr. Michael Jaffé have been holding concrete discussions with numerous international interested parties. The aim is to have firm offers submitted as soon as possible. Following successful mass production of the first generation of the innovative Buried Wordline technology at the Dresden facility, the 46nm generation, potentially a leading technology in the industry, is now to be made ready for production in collaboration with an investor, with mass production to begin in summer 2009. Furthermore, intensive work is being put into financing options which would allow production to also continue for a limited period of several months after March 31, 2009. This would aid the company in successfully concluding the process of finding an investor, providing concrete indications of interest have been made by the end of March. The sale of investments is being prepared in parallel with the search for investors in order to generate liquidity to continue running the core business.
Since applying to open insolvency proceedings, the memory chip manufacturer has cut costs decisively and, with the agreement of the committee of creditors, focused the liquid funds which have become available on the development of the 46nm Buried

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Wordline technology. Meanwhile, the US subsidiaries Qimonda North America Corp. and Qimonda Richmond L.L.C. filed for creditor protection under Chapter 11 on February 20, 2009. No disruptions to operations, particularly to customer deliveries, are expected to result from this.
However, even if the search for an investor is successful, further restructuring measures and redundancies cannot be ruled out. Preliminary talks with the works councils in Dresden and Munich will begin this week in order to discuss the procedures for potential transitional or employee outplacement companies and support for the employees affected. The employees received statutory insolvency payments for the month of January in mid-February; the payment for the month of February is due in March. The employees are to receive salary payments from the statutory insolvency regime up to and including the month of March.
The company emphasises the special meaning Qimonda has for Germany as a high-tech location and is in continued negotiations with political decision makers in Saxony, Bavaria, Germany, Portugal and the European Union. The governments have signalled their willingness to participate in the financing if necessary, when Qimonda has found an investor for the company. “Our business plan demonstrates the sustainability of Qimonda. Qimonda’s leading position in the DDR3-technology was just recently confirmed by Intel. We have to keep this technology in Germany”; said Kin Wah Loh, President and CEO of Qimonda AG.
A solution involving new investors must be found by end of March in order to assure the continuation of operations at Qimonda. No final decisions have yet been taken concerning the future structure of the company, including whether those of its

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businesses that can be continued will be held through Qimonda AG or placed in a new company owned by new investors. In the latter case, or if investors cannot be found to finance the continuation of Qimonda’s businesses, Qimonda AG would likely be liquidated.
About Qimonda
Qimonda AG (OTC: QMNDQ) is a global memory supplier with a diversified DRAM product portfolio. The company generated net sales of Euro 1.79 billion in financial year 2008 and had — prior to its announcement of a repositioning of its business — approximately 12,200 employees worldwide. The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Qimonda is an active innovator and brings high performance, low power consumption and small chip sizes to the market based on its breakthrough Buried Wordline technology. Qimonda is currently continuing its operations while in the early stages of insolvency proceedings under German law. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: February 26, 2009	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board